Exhibit 99.5

Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591

May 25, 2020

Sanofi
54, rue La Boétie
75008 Paris
France
Attention: Chief Financial Officer

Re:	Amendment of Investor Agreement

Ladies and Gentlemen:

Reference is made to the Amended and Restated Investor Agreement (as may be amended from time to time, the “Investor Agreement”), dated as of January 11, 2014, by and among Sanofi, a company organized under the laws of France (“Sanofi”), sanofi-aventis US LLC, a Delaware limited liability company (“Sanofi US”), Aventisub LLC, a Delaware limited liability company (formerly Aventis Pharmaceuticals Inc., a Delaware corporation) (“Aventis”), sanofi-aventis Amérique du Nord, a société en nom collectif organized under the laws of France (the “Investor”, which was merged with Sanofi on October 30, 2018, and, together with Sanofi, Sanofi US and Aventis, the “Purchaser Parties”), and Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), as amended pursuant to that certain letter agreement, dated as of January 7, 2018, by and among Regeneron and the affiliates of the Purchaser Parties party thereto (the “2018 Letter Agreement”). Capitalized terms that are used but not defined herein have the meanings given to such terms in the Investor Agreement.

The purpose of this Letter Agreement is to provide for certain matters in connection with (i) the underwritten offering by Sanofi and Aventis of shares (the “Offering Shares”) of common stock, par value $0.001 per share, of Regeneron (“Common Stock”) pursuant to Regeneron’s Registration Statement on Form S-3 (Registration No. 333-228352), with a base public offering size equal to all shares of Common Stock held by Sanofi and its Affiliates as of the date hereof (other than the Repurchase Shares (as defined below), any shares of Common Stock subject to the underwriter overallotment option to purchase additional Offering Shares and 400,000 shares of Common Stock that Sanofi intends to retain) (such offering, the “Offering”) and (ii) the repurchase (the “Repurchase” and, together with the Offering, the “Transaction”) by Regeneron of approximately $5 billion of Common Stock from Sanofi at the price at which the Offering Shares are sold to the public in the Offering, less the underwriting discount (the “Repurchase Shares”) pursuant to the Stock Repurchase Agreement, dated as of the date hereof, by and between Sanofi, Aventis and Regeneron.

Sanofi May 25, 2020	Page 2 of 4
Pursuant to Sections 9.2 and 9.5 of the Investor Agreement, the parties to this Letter Agreement agree as follows:

(1)
Termination of Registration Rights (Section 2 of the Investor Agreement). Effective as of and conditioned upon the closing of the Offering (without regard to any underwriter overallotment option to purchase additional Offering Shares) and the Repurchase (the “Closing”), Section 2 of the Investor Agreement (comprising Sections 2.1 through 2.12 of the Investor Agreement) is hereby terminated and has no further force and effect.

(2)
Termination of Board Designation Right (Section 3.1 of the Investor Agreement).  Effective as of and conditioned upon the Closing, Section 3.1 of the Investor Agreement is hereby terminated and has no further force and effect.

(3)
Survival of Standstill (Section 4.1 of the Investor Agreement).  For the avoidance of doubt, Section 4.1 of the Investor Agreement shall continue in full force and effect pursuant to its terms following the Closing.

(4)
Survival of Restrictions on Dispositions (Section 5 of the Investor Agreement).  Section 5 of the Investor Agreement (comprising Sections 5.1 through 5.4 of the Investor Agreement) shall continue in full force and effect pursuant to its terms, including the length of the Lock-Up Term, and shall apply to any shares of Common Stock beneficially owned by any Purchaser Party or Permitted Transferee following the Closing; provided that the funding mechanics and related provisions set forth in the 2018 Letter Agreement relating to the REGN2810 Development Costs and certain Dupilumab/REGN3500 Eligible Investments (each as defined in the 2018 Letter Agreement) shall apply to any such shares.  For the avoidance of doubt, (a) this Letter Agreement shall not modify the rights of any Purchaser Party to transfer shares of Common Stock to a Permitted Transferee pursuant to and in compliance with the terms of the Investor Agreement and (b) Section 5.2(a) of the Investor Agreement shall continue to apply with respect to any underwritten public offering by the Purchaser Parties of shares of Common Stock following the expiration of the Lock-Up Term.

(5)
Survival of Voting Agreement (Section 6 of the Investor Agreement).  Section 6 of the Investor Agreement (comprising Sections 6.1 through 6.3 of the Investor Agreement) shall continue in full force and effect with respect to any shares of Common Stock beneficially owned by any Purchaser Party following the Closing so long as any Purchaser Party or Permitted Transferee holds any shares of Common Stock held by any Purchaser Party immediately following the consummation of the Transaction; and, for the avoidance of doubt, it shall not terminate as a result of the Offering or the Purchaser Parties ceasing to own five percent (5%) of the voting power of Common Stock.

(6)	Changes to Termination Provisions (Section 7 of the Investor Agreement).

(a)	Effective as of and conditioned upon the Closing, Section 7.1 of the Investor Agreement is hereby replaced in its entirety with the following:

“7.1 [Reserved.]”

Sanofi May 25, 2020	Page 3 of 4
(b)	Effective as of and conditioned upon the Closing, Section 7.4(c) of the Investor Agreement is hereby replaced in its entirety with the following:

“(c) [Reserved.]”

(7)
Termination of Other Rights (Section 8 of the Investor Agreement). Effective as of and conditioned upon the Closing, Section 8 of the Investor Agreement (comprising Sections 8.1 and 8.2 of the Investor Agreement) is hereby terminated and has no further force and effect.

Except as expressly set forth herein or in the waiver letter, dated as of the date hereof, by and among Regeneron and the Purchaser Parties, no provision of the Investor Agreement is modified or waived, and the Investor Agreement shall continue in full force and effect in accordance with its terms. All references in the Investor Agreement to the Investor Agreement shall be deemed to be references to the Investor Agreement after giving effect to this Letter Agreement.

Please confirm your agreement with the foregoing by returning a countersigned acknowledgement.

[Signature page follows.]

Sincerely,

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Robert E. Landry
Name: Robert E. Landry
Title: Executive Vice President, Finance and Chief Financial Officer

Acknowledged and Agreed as of the Date Set forth Above:

SANOFI

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Executive Vice President, Legal Affairs
and General Counsel

SANOFI-AVENTIS US LLC

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Attorney-in-Fact

AVENTISUB LLC

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Attorney-in-Fact

[Signature Page to Amendment to the Investor Agreement]